U.S. SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING
                          FOR FORM 10-Q

For Period Ended                    Commission File NO. 0-13829
September 30, 1994                  CUSIP No. 740330 10 5

Part I - Registrant Information

                    PRECISION STANDARD, INC.

                    (Full Name of Registrant)

                         One Pemco Plaza
                     1943 50th Street North
                    Birmingham, Alabama 35212
              (Address of Principal Executive Office)

Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

         (a)   The reasons described in reasonable detail in Part
               III of this form could not be eliminated without unreasonable effort or expense;

 X       (b)   The subject quarterly report will be filed on or
               before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the Form 10-Q should not be filed within the prescribed time period.

         The Registrant has been unable to complete its internal review and compilation of the financial information to be included in the Form 10-Q.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE
COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.




PART IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification.

          Walter M. Moede   (205) 591-3009

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months been filed?

           X   Yes               No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report?

               Yes           X   No

                    Precision Standard, Inc.
          (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  November 15, 1994        By:
                                   Walter M. Moede,
                                   Executive Vice President